UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

May 11, 2009

Commission File Number: 001-14534

Precision Drilling Trust
(Exact name of registrant as specified in its charter)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

  This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements on Form S-8 (File No. 333-124811 and 333-105648) of Precision Drilling Trust and to be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished."

PRECISION DRILLING TRUST By its Administrator PRECISION DRILLING CORPORATION

Dated: May 11, 2009	By:	/s/ Joanne L. Alexander
Name: Joanne L. Alexander
Title: Corporate Secretary

Exhibit	DESCRIPTION
31.1	Certification of Chief Executive Officer, Kevin Neveu, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.
31.2	Certification of Chief Financial Officer, Doug Strong, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.
99.1	Management’s Discussion and Analysis for the period ended March 31, 2009.
99.2	Consolidated Financial Statements for the period ended March 31, 2009.